Exhibit 99.1

POTASH CORPORATION OF SASKATCHEWAN INC.

PCS POTASH, CORY DIVISION

NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

CORY POTASH DEPOSIT (KL 103B),

SASKATCHEWAN, CANADA

FEBRUARY 23, 2017

POTASH CORPORATION OF SASKATCHEWAN INC.

POTASHCORP POTASH TECHNICAL SERVICES, EARTH SCIENCES & MINING

500 – 122 FIRST AVENUE SOUTH

SASKATOON, SASKATCHEWAN, CANADA

S7K 7G3

QUALIFIED PERSON: MARK FRACCHIA, P. ENG

DATE AND SIGNATURE PAGE

The scientific and technical information included in this report has been prepared under the supervision of persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101. Mark Fracchia, P. Eng. is the qualified person who supervised the preparation of the information presented in this report and who verified the data disclosed herein.

/s/ “Mark Fracchia”
Signature	Mark Fracchia, P. Eng.
President, PCS Potash
Potash Corporation of Saskatchewan Inc.

Date	February 23, 2017

AUTHOR PAGE

The scientific and technical information included in this report has been prepared by, or under the supervision of, persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101.

Mark Fracchia, B. Sc., P. Eng. (APEGS Member # 04771)

-	President, PCS Potash, PotashCorp
-	B. Sc. (Chemical Engineering), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1978
-	with PotashCorp since 1984

is the qualified person who supervised the preparation of all information presented in this report and who verified the data disclosed herein.

The team of persons who conducted the majority of the work presented in this report consists of:

Jodi Derkach, B. Sc., Cert. GIS, P.Geo. (APEGS Member # 14897)

-	Senior Geologist, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geology), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 2007
-	Geographic Information Science for Resource Management Certificate, SIAST, Prince Albert, Saskatchewan, Canada, 2010
-	with PotashCorp since 2010

Craig Funk, B. Sc., M.Sc., P. Eng., P.Geo. (APEGS Member # 16034)

-	Director, Earth Science, PotashCorp Technical Services
-	B. Sc. (Geological Engineering – Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1989
-	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1992
-	with PotashCorp since 2008

Lisa MacKenzie, Cert. GIS

-	Mine Technician (GIS), Earth Science, PotashCorp Technical Services
-	Geographic Information Science for Resource Management Certificate, SIAST, Prince Albert, Saskatchewan, Canada, 2012
-	with PotashCorp since 2012

Arnfinn Prugger, Ph. D., P. Geo. (APEGS Member # 09700)

-	Vice President Technical Services, PotashCorp
-	B. Sc. (Geological Engineering – Geophysics), Queen’s University, Kingston, Ontario, Canada, 1982

-	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1985
-	Ph. D. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1994
-	with PotashCorp since 1990

2.0	TABLE OF CONTENTS

DATE AND SIGNATURE PAGE		2

AUTHOR PAGE		3

2.0	TABLE OF CONTENTS	5

2.1	LIST OF FIGURES	7

2.2	LIST OF TABLES	9

1.0	SUMMARY	10

2.0	INTRODUCTION	14

3.0	RELIANCE ON OTHER EXPERTS	14

4.0	PROPERTY DESCRIPTION AND LOCATION	15

4.1	GENERAL	15

4.2	MINERAL RIGHTS	18

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	20

6.0	HISTORY	22

7.0	GEOLOGICAL SETTING AND MINERALIZATION	23

8.0	DEPOSIT TYPE	27

9.0	EXPLORATION	28

10.0	DRILLING	34

11.0	SAMPLING METHOD AND APPROACH	37

11.1	BASIC APPROACH	37

11.2	MEAN POTASH MINERAL-GRADE FROM IN-MINE SAMPLES	41

11.3	POTASH ORE-DENSITY FROM IN-MINE MINERAL-GRADE MEASUREMENTS	41

12.0	DATA VERIFICATION	42

12.1	ASSAY DATA	42

12.2	EXPLORATION DATA	43

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	44

14.0	MINERAL RESOURCE ESTIMATES	45

14.1	DEFINITIONS OF MINERAL RESOURCE	45

14.2	CORY DIVISION POTASH RESOURCE CALCULATIONS	46

15.0	MINERAL RESERVE ESTIMATES	49

15.1	DEFINITIONS OF MINERAL RESERVE	49

15.2	CORY DIVISION POTASH RESERVE CALCULATIONS	49

16.0	MINING METHOD	52

16.1	MINING OPERATIONS	52

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS	56

17.0	RECOVERY METHODS	56

18.0	PROJECT INFRASTRUCTURE	58

19.0	MARKET STUDIES AND CONTRACTS	59

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	63

21.0	CAPITAL AND OPERATING COSTS	64

22.0	ECONOMIC ANALYSIS	65

22.1	FUNDAMENTALS	65

22.2	TAXES	65

23.0	ADJACENT PROPERTIES	66

24.0	OTHER RELEVANT DATA AND INFORMATION	68

25.0	INTERPRETATION AND CONCLUSIONS	68

26.0	RECOMMENDATIONS	68

27.0	REFERENCES	69

2.1	LIST OF FIGURES

Figure 1: View of PotashCorp Cory surface potash plant, fall, 2014.	10

Figure 2: Actual finished potash products production from the Cory mine over the past 10 years (in million tonnes per year).	12

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Rocanville.	15

Figure 4: Map showing location of PotashCorp Cory Division (blue circle) relative to Saskatchewan subsurface potash mineralization (pink). PotashCorp Crown Leases in the province are in green and other companies’ Crown Leases are in red (Saskatchewan Geological Atlas, 2017).	17

Figure 5: Map of PotashCorp Cory (KL 103B). Cory Unit Area #1 and the approximate location of mill and shaft (blue circle) are marked.	19

Figure 6: Map showing infrastructure (city of Saskatoon, towns, rivers, roads, and railways) near PotashCorp Cory Division (surface location of mine is marked with a blue circle).	21

Figure 7: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982).	23

Figure 8: Diagrammatic vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region (from Fuzesy, 1982).	24

Figure 9: Diagrammatic vertical section showing basic stratigraphy in a typical Saskatchewan potash region (from Fuzesy, 1982).	26

Figure 10: Schematic cross-section across southern Saskatchewan of the Prairie Evaporite Formation showing relative position of potash beds. At Cory potash is mined from the Patience Lake Member, labeled “PLM” (from Fuzesy, 1982).	27

Figure 11: Potash exploration at Cory (2D & 3D surface seismic and potash wells). The blue circle represents the location of the surface operations.	29

Figure 12: Airphoto showing the PotashCorp Cory Potash Mine surface plant and Tailings Management Area.	30

Figure 13: Seismic sections from the Cory 3D seismic data volume (see text for explanation). Sea Level (SL) is marked, depths are in metres, major geological units are labeled, and mine room reflection is marked.	32

Figure 14: Detail of seismic section from the Cory 3D seismic data volume (see text for explanation). Actual mine roof elevation data are shown (yellow “dots”). Ground surface at approximately +500 m above Sea Level.	33

Figure 15: Stratigraphic section showing local nomenclature for potash zones and approximate position of prominent clay seams.	35

Figure 16: Typical stratigraphic section correlated with composite photos covering the A Zone production interval.	36

Figure 17: Potash assay plot for PCS Cory 05-30-36-6 indicating the best 3.35 m (11’) intersection for mining.	39

Figure 18: Histogram of potash ore grade from 4,271 Cory in-mine samples.	41

Figure 19: Map showing Cory Resources with mine workings to December 2016.	48

Figure 20: Map showing Cory Potash Reserves with mine workings to December 2016.	51

Figure 21: Typical stratigraphic section correlated with composite photos covering both the Patience Lake Member and the Esterhazy Member potash production intervals. At Cory, all mining takes place in the Patience Lake Member.	53

Figure 22: Actual mining, production and concentration ratio for the Cory mine over the past 10 years.	55

Figure 23: Simplified flow diagram for potash flotation and crystallization milling methods used at Rocanville.	57

Figure 24: Cory mill recovery rate over the past 10 years.	58

Figure 25: PotashCorp potash sales, 2007 to 2016 in million tonnes / year (from PotashCorp Online Financial Reports).	60

Figure 26: PotashCorp potash net sales, 2007 to 2016 in million US$ / year (from PotashCorp Online Financial Reports).	60

Figure 27: World potash production and demand for 2015 (from PotashCorp Online Reports).	61

Figure 28: World potash shipments and consumption, 2004 to 2016 (from PotashCorp Online Reports).	62

Figure 29: Historic annual average realized potash price in US$ / tonne (from PotashCorp Online Reports).	65

Figure 30: Saskatchewan Potash Properties adjacent to PotashCorp Cory.	67

2.2	LIST OF TABLES

Table 1: Potash ore grade measured on drill core assays for a 3.35 m (11’) mining height in the Cory A Zone (production zone).	37

Table 2: Assay values for potash grade plot in Figure 19. Sample 14 (highlighted in red) is split into two samples as it crosses the optimal mining interval. This sample is deemed to be uniformly distributed through 1025.47 to 1025.87 m.	40

Table 3: Primary Potash Market Profile	61

1.0	SUMMARY

Potash Corporation of Saskatchewan Inc. (PCS, PotashCorp, or the Company) is the world’s largest integrated fertilizer and related industrial and feed products company. We produce the three primary plant nutrients: potash, phosphate and nitrogen. Our products serve customers on six continents. Our head office is in Saskatoon, Saskatchewan, Canada. We also have a major corporate office in Northbrook, Illinois and production facilities in Canada, the United States and Trinidad.

PotashCorp is a publicly traded Canadian corporation organized under the Canada Business Corporations Act with all shares listed and traded on the Toronto and New York stock exchanges (symbol POT).

PotashCorp owns and operates a potash mine at Cory, Saskatchewan, Canada (PCS Potash Cory Division, or Cory mine, shown in Figure 1). The Cory Crown Potash Mining Lease is numbered KL 103B. Production of potash from the Cory mine began in 1968.

Figure 1: View of PotashCorp Cory surface potash plant, fall, 2014.

As of December 31, 2016 annual nameplate capacity for Cory was 3.0 million tonnes and annual operational capability is 1.4 million tonnes of finished potash products (concentrated KCl). Estimates of Nameplate Capacity are based on capacity as per design specifications or Canpotex entitlements once these have been determined. Operational capability is the estimated annual achievable production level (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime.

In recent years the Cory mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. In December 2013, operational changes were announced that reduced the operational capability of the Cory facility to 1.4 million tonnes per year. This was in response to market conditions and to optimize the Company’s lowest cost operations. In November, 2016 the Company announced that Cory operational capability would be further reduced to 0.8 million tonnes of finished potash products per year and these changes will be fully completed in the third quarter of 2017. Once these changes are implemented, only white potash products will be produced at Cory.

The original Cory Crown Potash Mining Lease KL 103 was entered into in September, 1962. In following years various minor amendments were made to this Crown Lease resulting in Crown Lease KL 103A. A new, expanded Crown Subsurface Mineral Lease KL 103B was issued in January, 2016. The term of Crown Lease KL 103B is from September, 2004 through September, 2025, with renewals (at the Company’s option) for 21 year periods. For more detail, see Section 4.2

While the term potash refers to a wide variety of potassium bearing minerals, in the Cory region of Saskatchewan the predominant potash mineralization is sylvinite, which is comprised mainly of the minerals sylvite (KCl / potassium-salt) and halite (NaCl / rock-salt), with minor amounts water-insolubles. Carnallite (KCl · MgCl2 · 6H2O) occurs only in trace amounts at Cory. Potash fertilizer is actually concentrated, nearly pure KCl (i.e.- greater than 95 % pure KCl), but ore-grade is traditionally reported on a K2O equivalent basis. The “K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

All conventional potash mines in Saskatchewan operate at 900 – 1200 m below surface within 15 – 50 m of the top of the Prairie Evaporite. Over the scale of any typical Saskatchewan potash mine (i.e.- ≈ 40,000 hectares / 100,000 acres), potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. The Cory mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the stress-relief mining method, with continuous conveyor belt transport of ore from the mining face to the bottom of the production shaft. The underground mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and Gebhardt (1993).

Virtually all Cory underground mining rooms are in the potash mineralized zone situated approximately 15 – 20 m below the top of the host evaporite salt, the Prairie Evaporite Formation. Depth to the top of the main mineralized zone varies between 1000 m and 1100 m, averaging approximately 1020 m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by overlying salt and potash beds which overlie the mineralized zone. Conservative extraction ratios (never exceeding 45% in any mining block) are employed at Cory in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers. From the shaft-bottom, potash ore is hoisted ~ 1020 m from the potash level through the vertical shaft to a surface mill. The production shaft also provides ventilation to underground workings; a second shaft from surface is used for service access, ventilation and second egress. Raw potash ore is processed and concentrated on surface, and concentrated finished potash products (near-pure KCl) is sold and shipped to markets in North America and offshore.

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. PotashCorp stows salt tailings within an engineered and licensed Tailings Management Area (TMA) and operates four licensed brine disposal wells near the surface plant of the Cory mine.

Over the 48 year mine life, 109.222 million tonnes of potash ore have been mined and hoisted at Cory to produce 34.499 million tonnes of finished potash products (from startup in 1968 to December 31, 2016). The life-of-mine average concentration ratio (raw-ore / MOP-product) is 3.17 and the extraction ratio over this time period is 27%.

Actual production of finished potash products at Cory for the last 10 years is shown in Figure 2.

Figure 2: Actual finished potash products production from the Cory mine over the past 10 years (in million tonnes per year).

Over the past three years (2014, 2015, 2016), actual potash production at Cory has totaled:

-	13.698 million tonnes of ore mined and hoisted (4.566 million tonnes per year, on average)
-	3.933 million tonnes of concentrated finished potash products produced (1.311 million tonnes per year, on average)
-	Average ore grade was 24.3% K20 equivalent
-	Concentration ratio (ore mined / potash produced) was 3.49

Potash reserves / resources for Cory Division, as of December 31, 2016 are as follows:

Proven Mineral Reserves (millions of tonnes recoverable ore)		82
Probable Mineral Reserves (millions of tonnes recoverable ore)		170
Total Mineral Reserves (millions of tonnes recoverable ore)		252
Average K2O grade (from in-mine samples)		22.8%
Years of Remaining Mine Life		55

Measured Potash Resource - A Zone	(millions of tonnes in-place)	295
Measured Potash Resource - B Zone	(millions of tonnes in-place)	1,355
Indicated Potash Resource - A Zone	(millions of tonnes in-place)	452
Indicated Potash Resource - B Zone	(millions of tonnes in-place)	458
Inferred Potash Resource - A Zone	(millions of tonnes in-place)	1,313
Inferred Potash Resource - B Zone	(millions of tonnes in-place)	1,329

The mineral resources reported above are exclusive of the mineral reserves.

The average mineral grade of the potash reserve and A Zone resource at Cory from in-mine grab samples is 22.8% K20 equivalent (from Section 11.2). For the B Zone mineral grade is reported to be 20.4% K20 equivalent, the mineral grade observed from 18,585 in-mine samples at the Lanigan mine where the B Zone has been extensively mined.

Potash production in any given year at the Cory potash mine is a function of many variables, so actual production in any given year can vary dramatically from tonnages produced in previous years. The mineral reserve tonnage and historic average production are used to estimate remaining mine life. If the average mining rate seen over the past three years (4.566 million tonnes of potash ore mined and hoisted per year) is sustained and if reserves remain unchanged, then the Cory mine life is 55 years from December 31, 2016.

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as: unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

2.0	INTRODUCTION

The purpose of this document is to give a formal reporting of potash mineral reserves and resources for PCS Potash Cory Division, and to provide a description of the method used to compute potash resource and reserve tonnages. Sources of geological and geotechnical information analyzed from this study include:

-	Publicly available geological maps, reports and publications (listed in Section 27.0 References)
-	Internal reports on historic exploration boreholes
-	Hydrogeological analysis conducted in historic exploration boreholes
-	Geological studies conducted at the Cory mine over the past 48 years
-	In-mine geophysical studies conducted at the Cory mine over the past 48 years
-	Geotechnical studies conducted for the Cory mine over the past 48 years
-	2D surface seismic exploration data (approximately 99 line km collected to date)
-	3D surface seismic exploration data (covering approximately 222 km2 to date)

All data and reports are archived at PotashCorp corporate offices in Saskatoon and at the Cory minesite. In addition, drillhole data (well-log data, drilling reports, drill-stem test results, etc.) are archived with the Saskatchewan Ministry of the Economy, Integrated Resource Information System (IRIS), and surface seismic data (shot records and stack) are archived through an offsite commercial data storage service.

All geological and geophysical data and information presented in this report were personally reviewed and inspected by PotashCorp technical staff under the supervision of Mark Fracchia (P. Eng., Chemical Engineer, President, PCS Potash). Jennifer Braun (P. Geo.), Jodi Derkach (P. Geo.) and Tanner Soroka (P. Geo.) conducted or were involved with geological studies and investigations at Cory, and Craig Funk (P. Eng., P. Geo.) and Arnfinn Prugger (P. Geo.) conducted or were involved with geophysical studies and investigations at Cory. Each of these staff visits the Cory potash minesite numerous times every year. As well, geological and geophysical data and information pertaining to the Cory mine are regularly presented to and discussed with technical and engineering staff from the Cory minesite.

All historic mining and mineral rights data and information presented in this report were personally reviewed and inspected by Lisa MacKenzie (GIS Cert.) and Jodi Derkach (P. Geo.).

3.0	RELIANCE ON OTHER EXPERTS

Responsibility for the accuracy of the technical data presented in this report is assumed by the authors. Outside experts were not used in the preparation of this report.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	GENERAL

The Cory mine is located in central Saskatchewan, approximately 7 kilometers west of the city of Saskatoon, Saskatchewan. The general location is shown on the map in Figure 3.

Figure 3: Map showing location of Canadian PotashCorp Divisions, including Rocanville.

The Legal Description (Saskatchewan Township / Range) of the Cory surface plant is Section 18.0 Township 36 Range 06 West of 3rd Meridian.

More precisely, the Cory #2 shaft collar is located at:

-	Latitude:	52 degrees 05 minutes 30.15 seconds North
-	Longitude:	106 degrees 51 minutes 16.32 seconds West
-	Elevation:	502.92 metres above mean Sea Level (SL)

-	Northing:	5772861 m
-	Easting:	372951 m
-	Projection:	UTM
-	Datum:	NAD83
-	Zone:	13

PotashCorp owns approximately 2,086 hectares (5,155 acres) of surface rights required for current Cory mine operations, including all areas covered by the existing surface plant and tailings management area, and all surface lands required for anticipated future Cory mine and expanded milling operations.

All permits and approvals required for the operation of a potash mine in Saskatchewan are in place at Cory.

Figure 4 is a more detailed map showing the location of Cory Division relative to the potash deposits in Saskatchewan.

Figure 4: Map showing location of PotashCorp Cory Division (blue circle) relative to Saskatchewan subsurface potash mineralization (pink). PotashCorp Crown Leases in the province are in green and other companies’ Crown Leases are in red (Saskatchewan Geological Atlas, 2017).

4.2	MINERAL RIGHTS

Lands at Cory are mined pursuant to mining leases with the Province of Saskatchewan, Canada (the Crown), and with non-Crown (Freehold) mineral rights owners. Crown mineral rights are governed by The Subsurface Mineral Tenure Regulations, 2015. The original Cory Crown Subsurface Mineral Lease, numbered KL 103, was entered into in September, 1962. In the following years, various minor amendments were made to this Crown Lease, resulting in Crown Subsurface Mineral Lease KL 103B.

Within KL 103B, 29,772 hectares (73,569 acres) are mined pursuant to a “Unitized Area Agreement”, which has been in place since mining began in 1968. Under a Unitization Agreement, each mineral rights holder is paid a royalty based on their proportional share of the entire Unit Area regardless of whether or not their lands are actually mined. When underground workings of a potash mine are designed, there are inevitably regions that are mined with higher mining extraction (e.g. production panels) and other regions where mining extraction is lower (e.g. conveyor-belt development rooms). In order to treat mineral rights holders in both low-extraction and high-extraction areas fairly, and to promote good mining practices, a Unitization Agreement is the preferred method for treating all potash mineral rights holders in a mining region equally. For example, if one mineral rights holder owns rights to 4,000 hectares within a 40,000 hectare Unit Area, they would be paid 10% of the total monthly royalty payout from that Unit Area.

The Cory Potash Lease Area is comprised of approximately 46,902 hectares (115,897 acres), as shown in Figure 5. Lands within Cory Potash Lease Area KL 103B are mined pursuant to a mining lease with the Province of Saskatchewan, Canada (the Crown). The Crown lease is approved and issued by the Ministry of the Economy. At Cory, PotashCorp has leased potash mineral rights for 19,740 hectares (48,779 acres) of Crown Land and owns or has leased approximately 16,140 hectares (39,882 acres) of Freehold Land within KL 103B. The term of Crown Lease KL 103B is for a period of 21 years from September, 2004, with renewals (at the Company’s option) for 21 year periods. Freehold Lands also remain under lease providing generally that production is continuing and that there is a continuation of the Crown lease. The aerial coverage of KL 103B and the Cory Unit Area is shown in Figure 5.

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Figure 5: Map of PotashCorp Cory (KL 103B). Cory Unit Area #1 and the approximate location of mill and shaft (blue circle) are marked.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cory mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. All potash product is shipped by rail over existing track. Location of the Cory Potash Division with respect to the features described in this Section (major road and rail infrastructure, as well as nearby river systems) is shown in Figure 6.

The Cory mine is served by a number of villages within 50 kilometres of the minesite. The nearest city is Saskatoon (7 km distant).

Cory is situated near the north extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. The Cory surface plant lies approximately 10 km north-west of the South Saskatchewan River, a major continental drainage channel.

Climate at the Cory mine is typical for an in-land prairie location at latitude 52~~º~~ North (often characterized as “mid-latitude steppe” climate).

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers – facilities to carry out all aspects of these tasks are in place at Cory (for more information, see Section 20.0).

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Figure 6: Map showing infrastructure (city of Saskatoon, towns, rivers, roads, and railways) near PotashCorp Cory Division (surface location of mine is marked with a blue circle).

6.0	HISTORY

Ten potash mines were brought into production in Saskatchewan, Canada in the period 1962 through 1970. No new potash mines have been constructed in the province since then. However, the Patience Lake mine, originally a conventional mine lost to flooding in 1988, has been operated as a solution mine since 1989. With nearly 50 years of production history, many potash mines have contracted or expanded production in response to the demand for potash. At present, eight of the ten operating mines are conventional underground mines, and two operate using solution mining methods.

Exploration drilling for potash in the Cory, Saskatchewan area was carried out in the 1950s and 1960s. The Cory mine was built by a company called Duval Sulphur and Potash Company in the 1960s, and potash production began at Cory in 1968, and the mine has run on a continuous basis since then. Potash Corporation of Saskatchewan Inc. acquired the Cory mine in 1976.

In 1988 production was curtailed at the Cory mine. This downsizing included shutdown of the flotation plant, so since 1989 only crystallization methods have been used at Cory to produce a variety of specialized white potash products. In 2008 through 2011 the Cory mine underwent a major expansion which involved the re-commissioning of refurbished flotation circuits. Products include soluble, granular and standard grade potash used for agricultural applications, and high grade white soluble potash and chicklets used for industrial applications.

In recent years the Cory mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. In December 2013, operational changes were announced that reduced the operational capability of the Cory facility to 1.4 million tonnes per year. This was in response to market conditions and to optimize the Company’s lowest cost operations. In November, 2016 the Company announced that Cory operational capability would be further reduced to 0.8 million tonnes of finished potash products per year by mid-2017. Once these changes are implemented, only white potash products will be produced at Cory.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains the Western world’s largest deposits of potash. The potash extracted from the predominantly sylvinite ore has its main use as a fertilizer. A map showing the extent of the potash deposits in Saskatchewan is shown in Figure 7.

Figure 7: Thickness of the Prairie Evaporite Formation and area of potash distribution within these salts (from Fuzesy, 1982).

The 100-200 m thick Prairie Evaporite is overlain by approximately 500 m of Devonian carbonates, followed by 100 m of Cretaceous sandstone, then followed by 400 m of Cretaceous shales and Pleistocene glacial tills to surface, and is underlain by Devonian carbonates (Fuzesy, 1982). The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat-lying and relatively undisturbed over very large areas. A geological section showing Saskatchewan stratigraphy is shown in Figure 8.

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CARBONIFEROUS
ABSENT
DEVONIAN
−1000 m
PRAIRIE
EVAPORITE
SILURIAN
ORDOVICIAN
−1500 m
CAMBRIAN
gravel & till
sand
shale
potash
evaporite
carbonate
PRECAMBRIAN

Figure 8: Diagrammatic vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region (from Fuzesy, 1982).

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (KCl) and halite or rock-salt (NaCl), with minor carnallite (KCl · MgCl2 · 6H2O) and water-insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95 % pure KCl), but ore-grade is traditionally reported on a %K2O equivalent basis. The “%K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from %K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

Over the past three years (2014, 2015, 2016), the average, measured potash ore grade of the mill feed at Cory was 24.3% K20 equivalent. The average ore grade reported from 11 historic surface drillhole intersections, all within the original Cory Potash Lease KL 103R, is 22.5 % K20 equivalent. The average ore grade observed from 4,271 in-mine samples taken over 48 years of mining (to December 31, 2016) is 22.8% K20 equivalent (discussed further in Section 11.2).

Figure 9: Diagrammatic vertical section showing basic stratigraphy in a typical Saskatchewan potash region (from Fuzesy, 1982).

8.0	DEPOSIT TYPE

There are three mineable Potash Members within the Prairie Evaporite of Saskatchewan. Stratigraphically highest to lowest these members are: Patience Lake, Belle Plaine, and Esterhazy. A geological section showing potash members that occur in Saskatchewan is shown in Figure 10.

The Cory potash deposit lies within the Patience Lake Member of Prairie Evaporite Formation. There are two potash seams named A Zone and B Zone within this Member; at present, only the A Zone is being mined at Cory. Some test-mining has been carried out in the B Zone, but no mining is done in this layer at present.. The Belle Plaine potash member is present at Cory but it is too thin to be mined. Neither the Esterhazy nor the White Bear Potash Members are present in the Cory area. The Cory potash seam at Cory is approximately 3.35 metres (11’) thick and occurs near the top of salts of the Prairie Evaporite Formation. Potash mineralization in this area is flat-lying and continuous. Cory potash mineralization occurs at about 1020 metres depth below surface. Salt cover from the ore zone to overlying units is approximately 12 metres. The Cory mine operates as a conventional, underground potash mine.

Figure 10: Schematic cross-section across southern Saskatchewan of the Prairie Evaporite Formation showing relative position of potash beds. At Cory potash is mined from the Patience Lake Member, labeled “PLM” (from Fuzesy, 1982).

9.0	EXPLORATION

Before the Cory mine was established in 1968, all exploration consisted of drilling of drillholes from surface and analysis of core from these drillholes; drilling results are discussed in Section 10.0. Since mining began in 1968, there have been just two exploration drillholes; these two drillholes did not intersect the ore zone of the Prairie Evaporite Formation, but rather targeted overlying formations. Three additional disposal wells have been drilled but no assay data were taken. A map showing potash exploration coverage near Cory Division (boreholes, 2D and 3D seismic coverage) is shown in Figure 11. A detailed airphoto showing the area around the Cory surface plant is shown in Figure 12.

In most of southern Saskatchewan, potash mineralization is in place wherever Prairie Evaporite salts exist, are flat-lying, and are undisturbed. Since the surface seismic exploration method is an excellent tool for mapping the top and bottom of Prairie Evaporite salts, this has become the main potash exploration tool in any existing Saskatchewan Potash Lease. Historically 2D seismic, and now the more accurate 3D seismic methods are used to map continuity and extent of potash beds in flat-lying potash deposits. Seismic data are relied upon to identify collapse structures that must be avoided in the process of mine development since these structures can act as conduits for water. As a result, isolation pillars or mining buffer zones are left around these anomalous features. This practice reduces the overall mining extraction ratio, but the risk of inflow to mine workings are effectively mitigated.

A total of 99 linear kilometres of 2D seismic lines have been acquired at Cory. A total of 222 square kilometres of 3D seismic have been acquired at Cory between 1988 and 2013. The most recent seismic surveys were conducted in 2013 and accounted for 49 square kilometres of the total square kilometres stated above.

Figure 11 shows Cory exploration to date; this includes 2D and 3D seismic along with drill hole locations. Figure 12 shows the Cory surface plant and the Tailings Management Area with the

39-08-W3
39-07-W3
39-06-W3
39-05-W3
38-08-W3
38-07-W3
38-06-W3
38-05-W3
Martens
37-08-W3
37-07-W3
37-06-W3
37-05-W3
Saskatoon
36-08-W3
36-07-W3
36-06-W3
36-05-W3
35-08-W3
35-07-W3
35-06-W3
35-05-W3
34-07-W3
Drillhole
Cory 2D Seismic Coverage
Cory 3D Seismic Coverage
Cory Crown Lease KL 103B
0 1 2 4 6 8 Kilometres

Figure 11: Potash exploration at Cory (2D & 3D surface seismic and potash wells). The blue circle represents the location of the surface operations.

Cory Potash Surface Plant
Cory Tailings Management Area
Cory Disposal Wells
0 0.25 0.5 1 1.5 Kilometres

Figure 12: Airphoto showing the PotashCorp Cory Potash Mine surface plant and Tailings Management Area.

A typical seismic section from the Cory area is shown in Figure 13. This is a fence section extracted from the “Cory 2007” 3D survey. A 2x vertical stretch has been applied to these data. The vertical scale is in metres relative to sea level (SL). The seismic section is “painted” with rock velocities computed from the seismic data: blues are slow (shales), reds are fast (carbonates), and pinks/whites are intermediate (sand, salt). Note that the reflectors at both top and bottom of the unit marked Prairie Evaporite (“salt”) are continuous. This indicates an undisturbed, flat-lying salt within which potash will be found; this is based on 48 years of mining experience at Cory. The reflection from a Cory mine panel also shows up.

Figure 14 is a detailed (zoomed-in) view of the data plotted in Figure 13. In this plot, mine elevations from the in-mine level survey are added into the seismic data volume; the seismic data were acquired in 2007 and the room plotted in the figure was cut earlier. Experience has shown that the potash mining zone is continuous when seismic data are undisturbed and flat-lying, like that shown here. Surface seismic data are generally collected three to five years in advance of mining. Any area identified as seismically unusual is identified early, and mine plans are adjusted to avoid these regions.

Cretaceous Shales
+200m
Blairmore Sands
0m (Sea Level)
-200m
Devonian Carbonates
-400m
Prairie Evaporite
Mine room reflection
-600m
Winnipegosis
Interlake Carbonates
-800m
Cambrian Sands
-1000m
-1200m
Pre-Cambrian Basement

Figure 13: Seismic sections from the Cory 3D seismic data volume (see text for explanation). Sea Level (SL)
is marked, depths are in metres, major geological units are labeled, and mine room reflection is marked.

Figure 14: Detail of seismic section from the Cory 3D seismic data volume (see text for explanation). Actual mine roof elevation data are shown (yellow “dots”). Ground surface at approximately +500 m above Sea Level.

10.0	DRILLING

For the original Cory potash test wells drilled in the 1950s and 1960s, the primary objective of this exploration drilling was to sample the potash horizons to establish basic mining parameters. Seismic surveys (2D) were done sparingly in those days, so the drill hole information was relied upon heavily to evaluate potash deposits. Test wells would penetrate the evaporite section with a hydrocarbon based drilling mud (oil based, or diesel fuel) to protect the potash mineralization from dissolution. Basic geophysical well logs were acquired and in many cases, drill stem tests were run on the Dawson Bay Formation to help assess mine inflow potential. Core samples from the targeted potash intersections were split or quartered (cut with a masonry saw) crushed and analyzed to establish potash grades.

Relatively thin interbeds or seams, referred to as clay seams in the potash industry, are an ever-present component of the A Zone and B Zone at Cory. Figure 15 shows the basic stratigraphic relationships. These seams, along with the clay or clay like material disseminated through the rock make up the water insoluble portion of the mineralized horizons. The same sequences of clay seams can be correlated for many miles across the central Saskatchewan potash mining district.

At Cory a particular sequence of three clay seams marks the top of the A Mining Zone, as illustrated in Figure 16. These seams are referred to as marker seams and are used to guide the vertical positioning of the mining machine. The uppermost portion of the sequence of three seams is maintained at the top of the mining cut to keep the cutting “on grade”. Cutting too high above this upper seam or top marker results in dilution, as halite (rather than sylvinite) immediately overlies the production zone. In practice though, the top marker seam is slightly overcut (up to 10 cm) to prevent an unstable condition from being created. The clay seam is a plane of weakness and if it is undercut, material immediately below it will tend to separate and fall. This condition is unacceptable, so mining openings affected in this way must be secured or worked around, slowing production. Thus, the moderately diluted ore grade that results from the overcutting is accepted. In order to obtain this most stable back condition, while at the same time maintaining a sufficiently high grade of ore, the A Zone mining interval is fixed at 3.35 m (11’). Similarly, some recently acquired mining machines cut at a fixed height of 3.66 m (12’). These mining heights allow for comfortable working headroom and efficient extraction of potash ore.

It is difficult to determine at which mining height certain resources and reserves will be cut in the future, so the more conservative mining height of 3.35 m (11’) was applied to mineral reserve and resource calculations.

Detailed Section of
UPPER PRAIRIE EVAPORITE
(HOLE E5-22A)
Depth Below
Kelly Bushing
Position of
prominent
clay seams
3380' (1030.2 m)
3390' (1033.3 m)
3400' (1036.3 m)
3410' (1039.4 m)
3420' (1042.4 m)
3430' (1045.5 m)
3440' (1048.5 m)
3450' (1051.6 m)
HALITE
SYLVITE
HALITE
SYLVITE
HALITE
SYLVITE
HALITE
SYLVITE
HALITE
Upper
A Zone
Roof
Salt
Marker Seams
A Zone
Production
Horizon
A Zone
Intermediate
Rock Salt
B Zone
Modified from Robertson 1977

Figure 15: Stratigraphic section showing local nomenclature for potash zones and approximate position of prominent clay seams.

Figure 16: Typical stratigraphic section correlated with composite photos covering the A Zone production interval.

Original Cory assay data are shown in Table 1, from Robertson et al. (1976). The potash zones were explored with 13 test wells spaced at intervals of one to four miles in the original exploration area. All 13 of these wells are within the current mineral lease area, but only 11 are used in the average ore grade calculation in Table 1. The two wells that are not included have anomalous hydrogeological indicators and the area around them is excluded from mine development. The average of the assay data gives an estimated mean grade of the ore in place at Cory of 25.8 % K2O with 4.99 % water insolubles.

B Zone mineralization is indicated by Gamma Ray geophysical log response in each exploration well listed in Table 1 indicating a potash resource. Some test mining of the B Zone has been done. However, sustained production from that zone has not been established. Assay results for the B Zone are not presented here.

Table 1: Potash ore grade measured on drill core assays for a 3.35 m (11’) mining height in the Cory A Zone (production zone).

CORY		Average in 3.35 m (11’) mining interval (undiluted)
	DDH #	% K2O	% water insolubles
1	04-16-36-07	27.04	6.18
2	16-34-35-07	27.98	4.87
3	01-25-35-07	17.27	6.78
4	01-32-36-07	26.41	5.17
5	08-22-36-07	29.10	4.55
6	06-18-36-06	23.75	3.92
7	05-07-36-06	26.45	4.71
8	04-04-36-06	29.44 (anomalous)	4.59 (anomalous)
9	05-30-36-06	27.34	4.91
10	01-16-36-06	25.61 (anomalous)	5.71 (anomalous)
11	04-28-37-07	24.93	4.59
12	01-11-37-07	25.96	4.78
13	04-02-37-06	27.61	4.47
Average of 11 usable values:		25.8	4.99

Due to the remarkably consistent mineralogy and continuity of the resource, as experienced through 48 years of mine production, no potash exploration drilling has been done at Cory since 1962. Two recent exploration drillholes targeted formations overlying the Prairie Evaporite Formation. Instead of exploration drillholes, seismic surveying has been relied upon more and more to explore ahead of mine development. Where normal Prairie Evaporite sequences are mapped in the seismic data, potash beds have unfailingly been present. Localized, relatively small mine anomalies, not mapped in seismic data do occur. When they do, they are dealt with in the normal course of mining and extraction through these anomalous areas is minimized. Anomalies associated with possible water inflow problems, which are mapped in the seismic data, are avoided.

11.0	SAMPLING METHOD AND APPROACH

11.1	BASIC APPROACH

Exploration in the Cory area was conducted in the 1950s and 1960s. Sampling and assaying of potash core samples was done using methods considered consistent with standard procedures for potash exploration at these times.

Drillhole sampling methods have remained essentially the same over the years. Potash core samples are acquired as described in earlier Sections of this report. Short segments of core usually about 1 foot (0.3 m) in length are labeled based on visible changes in mineralization, and sometimes based on more or less fixed intervals. Each segment of core is then split using some type of rock or masonry saw. The split portion of core is then bagged and labeled and sent to a laboratory for chemical analysis.

Historical potash samples remain stored at the Subsurface Geological Laboratory (Regina, SK) of the Saskatchewan Ministry of Energy and Resources. Most of these have deteriorated substantially.

In-mine samples are taken at 60 m intervals in every underground mine room at Cory. 4,271 in-mine ore grade samples were collected to the end of 2016. All in-mine samples were analyzed in the Cory mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected.

For the exploration wells drilled elsewhere in Saskatchewan in 2008, samples were chemically analysed at the PCS Pilot Plant (under the supervison of PotashCorp former Chief Chemist, D. Matthews, MCIC) using the most accurate methods available for the required elements:

●	Potassium (K) content was analysed by titration using the STPB (sodium tetraphenylboron) method.

●	Sodium (Na) was analysed by Atomic Absorption.

●	Calcium (Ca) and Magnesium (Mg) were analysed by EDTA (ethylenediaminetetracetate) titration.

●	Water Insoluble (WI) was analysed gravimetrically.

All of the wet chemical methods are based upon either American Society of Testing Materials (ASTM) or Association of Official Analytical Chemists (AOAC) methods of analysis. The same samples were also analysed for process (milling) related properties – namely: flotation performance, liberation characteristics, and mineralogical content. Mineralogical (X-ray Diffraction) testing was conducted by the Saskatchewan Research Council Mining and Minerals Division, in Saskatoon, Saskatchewan.

Detailed sample preparation is as follows:

1.	Place core samples in large flat metal pan. Break up with hammer into pieces of about 1”.

2.	Clean out jaw crusher, place a clean 5 gallon pail under crusher. Start up crusher, check 0 setting, and then set gap to 10 mm.

3.

Put about half of broken core through jaw crusher. Shake pan under jaw crusher occasionally to spread out material. Remove crushed material and place on a full height 5 mesh screen with a full height pan underneath. Shake and tap screen by hand. Place +5 mesh in pan to be re-crushed. Place -5 mesh in a separate pan for crushed material.

4.	Repeat step #3 with the other half of the original broken sample.

5.	Re-crush the +5 mesh from step #3 & #4 with 10 mm opening on jaw crusher. Screen out +5 and -5.

6.	Adjust jaw crusher to 5 mm opening and crush +5. Screen out +5 and -5. Repeat crushing +5 mesh at 5 mm opening.
7.	Adjust crusher to 2.5 mm opening and crush +5 mesh. Screen out +5 and -5. Repeat crushing +5 mesh at 2.5 mm opening.
8.	Combine all crushed fractions and mix well. Place in a well-labeled bag. Seal tightly.
9.	Split out 1⁄4 from each crushed sample and pulverize for chemical analysis. The remaining 3⁄4 of the sample is bagged and sealed for future test work.

After chemical analysis was completed, the PCS Earth Science group identified the ore zone (2.59 m) section of the cores. A composite sample of the ore zone was prepared for each core location. Flotation, liberation and metallurgical analysis were conducted on the composite samples. Similar processes would have been followed, by similarly qualified analysts, for the historical exploration well core samples.

An assay plot for Cory Well 05-30-36-6 is shown below in Figure 17. Similar data were compiled for all historical potash test wells. The best 3.35 m (11’) mining interval intersected in each well, as discussed in Section 10.0, is determined from the assay values as indicated in Figure 17. Table 2 lists the assay values plotted in Figure17.

Figure 17: Potash assay plot for PCS Cory 05-30-36-6 indicating the best 3.35 m (11’) intersection for mining.

Table 2: Assay values for potash grade plot in Figure 19. Sample 14 (highlighted in red) is split into two samples as it crosses the optimal mining interval. This sample is deemed to be uniformly distributed through 1025.47 to 1025.87 m.

PCS Cory 05-30-36-6 Assay Values
#	From (m)	To (m)	Interval (m)	% K2O Total	% W.I.	% Carnallite
1	1020.78	1020.82	0.05	4.81	38.71	2.63
2	1020.82	1020.93	0.11	23.87	3.69	0.34
3	1020.93	1021.46	0.53	5.9	27.96	2.17
4	1021.46	1022.47	1.01	2.54	1.27	0.80
3.35 m (11’) Mining Interval Top of Cut 1022.47 m
5	1022.47	1022.82	0.35	16.39	3.91	0.91
6	1022.82	1022.94	0.12	2.5	19.21	1.94
7	1022.94	1023.26	0.32	22.66	14.15	1.37
8	1023.26	1023.97	0.71	30.4	2.45	1.03
9	1023.97	1024.48	0.52	33.05	4.52	0.69
10	1024.48	1024.79	0.30	32.89	0.69	0.57
11	1024.79	1025.10	0.31	35.95	2.39	0.46
12	1025.10	1025.35	0.24	34.75	2.11	0.91
13	1025.35	1025.47	0.12	18.05	14.2	1.37
14	1025.47	1025.82	0.35	21.9	2.65	0.91
3.35 m (11’) Mining Interval Base of Cut 1025.82 m
14	1025.82	1025.87	0.05	21.9	2.65	0.91
15	1025.87	1026.38	0.51	20.34	0.95	0.23
16	1026.38	1026.56	0.18	13	11.67	1.83
17	1026.56	1027.05	0.49	21.42	2.2	1.03
18	1027.05	1027.28	0.23	1	11.72	1.83
19	1027.28	1027.61	0.33	15.39	1.18	0.91
3.39m (11’) Mining Interval Weighted Average				27.44	4.95	0.93

With regard to quality assurance for analytical results of mine samples, PotashCorp participates in the Saskatchewan Potash Producers Association (SPPA) Sample Exchange Program to monitor the accuracy of analytical procedures used in its labs. In the early 1970s, the SPPA initiated a round robin Sample Exchange Program, the purpose of which was to assist the potash laboratories in developing a high level of confidence in analytical results. This program has continued up to the present and participants include all of the major Canadian potash mine site labs, the PCS Pilot Plant lab, and an independent surveyor lab. The Sample Exchange Program provides the participants with three unknown potash samples for analysis four times per year. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed SPPA samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The PCS Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the PCS Pilot Plant. On occasion, product quality check samples are sent to the Saskatchewan Research Council, a fully certified analytical facility.

In the opinion of the authors, the sampling methods are acceptable, are consistent with industry-standard practices, and are adequate for mineral resource and mineral reserve estimation purposes.

11.2	MEAN POTASH MINERAL-GRADE FROM IN-MINE SAMPLES

In-mine grab (“muck”) samples are taken at a 30 m – 60 m interval in every underground mine panel at Cory. To the end of 2016, 4,271 of these in-mine ore grade samples have been collected. All samples were analyzed in the Cory mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected. Figure 18 shows a histogram of in-mine grab sample assay results for the Cory mine region. The mean ore grade for this family of in-mine samples if 22.8% K2O equivalent; this is considered to be a more representative estimate of expected potash ore at Cory than drilling results presented in Section 10.0.

Figure 18: Histogram of potash ore grade from 4,271 Cory in-mine samples.

11.3	POTASH ORE-DENSITY FROM IN-MINE MINERAL-GRADE MEASUREMENTS

An estimate of in-situ rock density is used to compute tonnages from measurements of mineralization volumes in all computations of mineral reserve and resource tonnages. A common approach is to determine resource and reserve volumes to a certain degree of confidence, then multiply this number (m3) by in-situ bulk-rock density (kg / m3) to give tonnage. However, establishing an accurate bulk-rock density value is not an easy or trivial task. Borehole well-log data can be used for this if accurate and calibrated well-logs were acquired during exploration drilling. In practical terms, modern well-logs tend to meet these criteria, but historic well-logs (collected before the 1990s) do not. In Saskatchewan almost all potash exploration drilling took place in the 1950s and 1960s, well before density logs were accurate and reliable.

Another approach is to look up density values for the minerals which constitute potash rock – values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals / text-books – then apply these densities to the bulk-rock in some way. Given that the density of each pure mineral is quantified and known, the only difficult aspect of this approach is determining what proportion of each mineral makes up the bulk-rock at a particular sample site. This approach for computing bulk-rock density is used at other PotashCorp minesites: Allan, Lanigan, and Rocanville. Historical Cory in-mine mineral grade analyses did not include measurements of the insoluble content, so this approach cannot be used at Cory. Instead, we use the potash bulk rock density calculated for Allan in-mine samples:

RHObulk-rock (Cory) = RHObulk-rock (Allan) = 2129 kg / m3

This estimate is considered acceptable since both Cory and Allan are mining in exactly the same potash seam, both mines use boring machines that are the same height, and both mines use the same basic mineral-grade sampling methodology.

Not enough B Zone mining has been carried out at Cory to permit a bulk density calculation based on in-mine grade samples. Instead, we use the potash bulk rock density calculated using 18,585 in-mine samples from Lanigan B Zone (Layer III):

RHObulk-rock (Cory B) = RHObulk-rock (Lanigan) = 2140 kg / m3

This estimate is considered acceptable since both Cory B Zone and Lanigan B Zone are the same potash seam.

12.0	DATA VERIFICATION

12.1	ASSAY DATA

Original borehole ore grade assays were studied by independent consultant David S. Robertson and Associates (1976). The original assay results for core samples from historical wells were taken as accurate in these studies, as there is no way to reliably re-analyze these samples. Most of the remaining samples in storage have long since deteriorated to the point where they are not usable.

Ore grades of in-mine samples are measured in-house at the Cory mine laboratory by PotashCorp staff using modern, standard chemical analysis tools and procedures; these results are not verified by an independent agency. However, check sampling through the SPPA program, discussed in Section 11.1, does occur.

It should be noted that assay results from historical wells match mine sample results closely – within ~ 1.1% – even though sample spacing is obviously much greater in the case of wells. This fact in itself is a validation of the methodology. Based on 48 years of in-mine experience at Cory, we consider these historical assay results to be accurate and provide an excellent basis for estimating potash grade in areas of future mining at Cory. The mean mineral grade of 22.8% K2O equivalent determined from 4,271 in-mine grab samples is thought to provide the most accurate measurement of in-situ potash grade for the Cory mine.

12.2	EXPLORATION DATA

The purpose of any mineral exploration program is to determine extent, continuity and grade of mineralization to a certain level of confidence and accuracy. For potash exploration it is important to minimize the amount of cross-formational drilling, since each drillhole is a potential conduit for subsurface groundwater from nearby water-bearing formations into future mine workings. Every potash-test drillhole from surface sterilizes potash mineralization: a safety pillar is required around every surface drillhole once underground mining commences. Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are best determined using data collected from geophysical surveys. Initial sampling and assaying of cores was done during exploration at Cory in the 1960s. Methods were consistent with standard procedures for that era. The mine began production in 1968 and no further core drilling has been carried out at Cory since then. Due to small number of drillholes, mineral grade information from in-mine grab samples provided better sampling of potash grade at Cory.

This approach to potash sampling is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

To date, surface seismic data at Cory have been collected, analyzed, and verified by PotashCorp staff, at times in co-operation with an independent consultant. Ultimate responsibility for final analyses, including depth conversion (seismic depth migration), as well as the accuracy of these data rests with PotashCorp qualified persons.

Data for the mineral reserve and mineral resource estimates for Cory mine reported in Section 14.0 and Section 15.0 were verified by PotashCorp staff as follows:

-	Annual review of underground potash sample information (boreholes and in-mine ore samples);
-	Annual review of surface geophysical exploration results (3D and 2D seismic data);

-	Annual cross-checking of mined-tonnages reported by minesite technical staff with tonnages estimated from mine survey information; and
-	Annual cross-checking of reserve and resource computations carried out by senior mine technologists.

This approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

At Cory, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1968. In 1988 production was curtailed at the Cory mine. This downsizing included shutdown of the flotation plant, so since 1989 only crystallization methods have been used at Cory to produce a variety of specialized white potash products. In 2008 through 2011 the Cory mine underwent a major expansion which involved re-commissioning of refurbished flotation circuits. Products include soluble, granular and standard grade potash used for agricultural applications, and high grade white soluble potash and chicklets used for industrial applications.

In recent years the Cory mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. In December 2013, operational changes were announced that reduced the operational capability of the Cory facility to 1.4 million tonnes per year. This was in response to market conditions and to optimize the Company’s lowest cost operations. In November, 2016 the Company announced that Cory operational capability would be further reduced to 0.8 million tonnes of finished potash products per year by mid-2017. Once these changes are implemented, only white potash products will be produced at Cory.

Over the past decade actual mill recovery rates at Cory have been between 66.4% and 75.6%, averaging 72.0% (see also Section 17.0). Mill recoveries at Cory are lower than at other PotashCorp plants because crystallization methods are used during processing much more than at other sites.

Given this level of sustained production in a potash mine that has been operating since 1968, basic mineralogical processing and metallurgical testing of Cory potash is less pertinent. Given this history and experience, no fundamental problems of milling Cory potash are anticipated for the foreseeable future. In addition, metallurgical testing geared towards fine-tuning and optimizing potash milling and concentrating processes is conducted on a continual basis at PotashCorp research facilities, as well as at potash minesites.

14.0	MINERAL RESOURCE ESTIMATES

14.1	DEFINITIONS OF MINERAL RESOURCE

Mineral Resources are classified into three categories (e.g. Canadian Council of Geoscientists):

1)	An Inferred Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes”.

2)	An Indicated Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed”.

3)	A Measured Mineral Resource is defined as (CIM, 2010)

“that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow that appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity”.

In south-central Saskatchewan, where geological correlations are straightforward, and within a Potash Lease with an operating potash mine, potash mineral resource categories are generally characterized by the Company as follows:

1)

Inferred Potash Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, and at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 103B.

2)

Indicated Potash Mineral Resource: areas of sparse exploration, such as areas with 3D surface seismic coverage, little or no drilling, and at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 103B.

3)

Measured Potash Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within Crown Subsurface Mineral Lease KL 103B.

With respect to mineral resources estimates, exploration drilling demonstrates the presence of the potash horizon and seismic coverage shows the continuity of the Prairie Evaporite, within which the potash horizon occurs.

In the time period since production began in 1968 no surface exploration drilling was undertaken at Cory (i.e.- not one borehole was drilled from surface to test the potash horizon). Instead, exploration involved collecting more and more surface seismic data, which got better in quality year by year. Along with this approach, analysis of in-mine samples for potash grade has provided us with actual observation-based understanding of the potash mineralized zone at Cory that is far superior to the level of understanding provided by any surface drilling based exploration program. We feel that our approach provides a body of information that guides and constrains our exploration inferences in a much better way than could be achieved from any conventional exploration investigation in areas immediately surrounding, and contiguous to, the Cory potash mine.

14.2	CORY DIVISION POTASH RESOURCE CALCULATIONS

Exploration information used to infer and compute reported Resource tonnages in Saskatchewan consists of sparse physical sampling (borehole and in-mine) and surface seismic (2D and 3D) as discussed in earlier Sections. Based on the definitions and guidelines in Section 14.1, each parcel of land for which PotashCorp holds mineral rights is first assigned to one of three Resource categories (dependent on degree of geological confidence).

In place tonnes were calculated for each of the areas using the following parameters:

Mining Height:	3.353 metres (11 feet)
Ore Density:	2.129 tonnes / cubic metre (A Zone)
Ore Density:	2.140 tonnes / cubic metre (B Zone)

Using the definitions and guidelines described in Section 14.1, the potash resources for Cory Division, as of December 31, 2016 are as follows:

Cory A Zone:

Inferred Resource	1,313	millions of tonnes
Indicated Resource	452	millions of tonnes
Measured Resource	295	millions of tonnes
Total A Zone Resource	2,060	millions of tonnes

Cory B Zone:

Inferred Resource	1,329	millions of tonnes
Indicated Resource	458	millions of tonnes
Measured Resource	1,355	millions of tonnes
Total B Zone Resource	3,142	millions of tonnes

Total for Cory (A Zone + B Zone):

Inferred Resource	2,643	millions of tonnes
Indicated Resource	910	millions of tonnes
Measured Resource	1,650	millions of tonnes
Total A Zone + B Zone Resource	5,203	millions of tonnes

Cory total resources are plotted in Figure 19.

The average mineral grade of the potash reserve and A Zone resource at Cory from in-mine grab samples is 22.8% K20 equivalent (from Section 11.2). For the B Zone mineral grade is reported to be 20.4% K20 equivalent , the grade observed from 18,585 in-mine samples at the Lanigan mine where the B Zone has been extensively mined.

Mineral Resources are reported as mineralization in place and are exclusive of Mineral Reserves. All tonnages reported here are under lease and contained within Crown Subsurface Mineral Lease KL 103B.

The tonnage reported in the Cory A Zone Measured Resource is comprised of the potash that is left in pillars in mined-out areas of the Cory mine. In a potash mine it is common practice to consider mining remnant pillar-mineralization using solution methods after conventional mining is complete, or after a mine is lost to flooding. The Patience Lake mine was successfully converted from a conventional mine to a solution mine after being lost to flooding in 1989. Since conversion to a solution mine is not anticipated in the near future at Cory, in-place pillar mineralization is listed as a Resource rather than a Reserve at this time.

Cory 2016
N
W
E
S
Cory Resource
Cory Drillholes
Cory 2016 Year End Mine Plan
Cory Crown Lease KL 103B
Measured Resource
Indicated Resource
Inferred Resource
Unsecured Lands
0
2.5
5
10
15
20 Kilometres

Figure 19: Map showing Cory Resources with mine workings to December 2016.

15.0	MINERAL RESERVE ESTIMATES

15.1	DEFINITIONS OF MINERAL RESERVE

The CIM standard definition of a Mineral Reserve is the economically mineable part of a Measured or Indicated mineral resource. Mineral Reserves are classified into two categories:

1)	A Probable Mineral Reserve is defined as (CIM, 2010)

“the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified”.

2)	A Proven Mineral Reserve is defined as (CIM, 2010)

“the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified”.

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine, potash mineral reserve categories are characterized by the Company as follows:

1)

Probable Potash Reserve: identified in place potash mineralization classified as a Measured Resource, within a one mile radius of a sampled mine entry or exploration borehole, and within Crown Subsurface Mineral Lease KL 103B.

2)

Proven Potash Reserve: identified in place potash mineralization classified as a Measured Resource, delineated on at least two sides by sampled mined entries or exploration boreholes to a maximum of two miles apart, and within Crown Subsurface Mineral Lease KL 103B.

15.2	CORY DIVISION POTASH RESERVE CALCULATIONS

Based on the definitions and guidelines in Sections 14.1 and 15.1, each parcel of land for which PotashCorp holds mineral rights is first assigned to one of three resource categories (dependent on degree of geological confidence). After this, areas with 3D surface seismic indicating a continuous Prairie Evaporite, and within one mile of a physical sample are assigned to one of two reserve categories. In-place tonnes are calculated for each of the areas using parameters set out in Section 15.1 above.

Over the 48 year mine life, 109.222 million tonnes of potash ore have been mined and hoisted at Cory to produce 34.499 million tonnes of finished potash products (from startup in 1968 to December 31, 2009). The average extraction ratio over this time period is 27%. Virtually all of this total was mined in the A Zone; very little mining took place in the B Zone at Cory. The historic extraction ratio for Cory was derived by:

1.	measuring the aerial coverage over all mined-out areas,
2.	multiplying this area by mining height and ore density to give in place tonnes in the mined-out area,
3.	dividing the actual reported mined tonnage for the life of the mine by this in place tonnage over all mined out areas

This methodology gives an historic extraction ratio of 27% for Cory; this ratio is used to compute mineable reserves at Cory (reported as recoverable ore).

Using the definitions and guidelines described in Section 15.1, the potash reserves for Cory Division as of December 31, 2016 are as follows:

Cory A Zone:

Probable Reserve	170	millions of tonnes
Proven Reserve	82	millions of tonnes
Total A Zone Reserve =	252	millions of tonnes

Cory B Zone:

Probable Reserve	nil
Proven Reserve	nil
Total B Zone Reserve =	nil

Total for Cory (A Zone + B Zone):

Probable Reserve	170	millions of tonnes
Proven Reserve	82	millions of tonnes
Total A Zone and B Zone Reserve =	252	millions of tonnes

Cory total reserves are plotted in Figure 20.

The average mineral grade of the potash reserve at Cory (from in-mine samples) is 22.8% K20 equivalent (from Section 11.2).

Mineral Reserves are reported as recoverable ore (i.e.- recoverable ore is equal to mineralization-in-place multiplied by extraction ratio, which is 27% at Cory).

Cory 2016
N
W
E
S
Cory Reserve
Cory Drillholes
Cory 2016 Year End Mine Plan
Cory Crown Lease KL 103B
Proven Reserve
Probable Reserve
Unsecured Lands
0
2.5
5
10
15
20 Kilometres

Figure 20: Map showing Cory Potash Reserves with mine workings to December 2016.

16.0	MINING METHOD

16.1	MINING OPERATIONS

All conventional potash mines in Saskatchewan operate at 900m to 1200m below surface within 9m to 50m of the top of the Prairie Evaporite Formation. The Cory mining horizon is at approximately 1000 m – 1060 m below surface. Over the scale of any typical Saskatchewan potash mine (i.e. approximately 40,000 hectares / 100,000 acres), potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. At Cory, potash ore is mined using conventional mining methods, whereby:

-	Shafts are sunk to the potash ore body;
-	Continuous mining machines cut out the ore, which is hoisted to surface through the shafts;
-	Raw-potash is processed and concentrated in a mill on surface; and
-	Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Sinking of the two original shafts (Production Shaft #1 and Service Shaft #2) from surface to the potash zone was completed in 1968, and the first potash ore was hoisted by the fall of that year. The Cory mine has run on a continuous basis since the first ore was hoisted in 1968, other than short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work.

In recent years the Cory mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. However, in 2014 the operational capability of the Cory facility was reduced to 1.4 million tonnes per year due to market conditions. In November, 2016 the Company announced that Cory operational capability would be further reduced to 0.8 million tonnes of finished potash products per year by the summer of 2017. Once these changes are implemented, only high grade specialized white potash products will be produced at Cory.

Virtually all Cory underground mining rooms are in one potash mineralized zone, the upper layer (or “A-Zone”) of the Patience Lake Member of the Prairie Evaporite Formation (the host evaporite salt). In contrast, PotashCorp potash mines further east in Saskatchewan mine in a different potash layer, the Esterhazy Member of the Prairie Evaporite. Saskatchewan potash geology is illustrated in Figure 21. At Cory, depth to the top of the main mineralized zone varies between 1000m and 1060m, averaging approximately 1020m over most of the mining and exploration area. Mine workings are protected from aquifers in overlying formations by approximately 18 m of overlying salt and potash beds, along with salt plugged porosity in the Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds.

The Cory mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the stress-relief mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft. Mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and in Gebhardt (1993). The highest mineral grade section of the Cory potash seam is approximately 3.35 m (11’) thick, with gradations to lower grade salts immediately above and below the actual mining horizon. The actual mining thickness at Cory is dictated by the height of continuous boring machines used to cut the ore. Six older borers are designed to cut at a thickness of 3.35 m (11’) and five new borers are designed to cut 3.65 m (12’). Borers always cut to a clay seam that is slightly above the highest mineral grade zone in order to create a safe and stable mine roof.

Figure 21: Typical stratigraphic section correlated with composite photos covering both the Patience Lake Member and the Esterhazy Member potash production intervals. At Cory, all mining takes place in the Patience Lake Member.

Conservative extraction ratios (never exceeding 45% in any mining block) are employed at all Saskatchewan mines, including Cory, in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

From the shaft-bottom, potash ore is hoisted approximately 1000 m from the potash level through the vertical shafts to a surface mill. The production shaft also provides exhaust ventilation from underground workings. The Service Shaft from surface is used for service access, fresh-air ventilation and second egress.

Over the 48 year mine life, 109.222 million tonnes of potash ore have been mined and hoisted at Cory to produce 34.499 million tonnes of finished potash products (from startup in 1968 to December 31, 2016). The life-of-mine average concentration ratio (tonnes of raw-ore divided by tonnes of finished potash products) is 3.17 and average extraction ratio over this time period is 27%.

Actual potash production tonnages for the Cory mine, along with concentration ratios (tonnes-mined / tonnes-product), are plotted for the past decade in Figure 22.

Cory - Mined Tonnes / Year (MT)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Cory - Finished Potash Products / Year (MT)
2.0
1.5
1.0
0.5
0.0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Cory - Concentration Ratio / Year
4.20
4.00
3.80
3.60
3.40
3.20
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Figure 22: Actual mining, production and concentration ratio for the Cory mine over the past 10 years.

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The processing of ore may be subject to delays and costs resulting from mechanical failures and such hazards as unusual or unexpected geological conditions, subsidence, water inflows of varying degree, and other situations associated with any potash mining operation.

Potash beds in all regions of Saskatchewan are overlain by a number of water-bearing formations, and there are water zones in the footwall as well. A water inflow into mine workings is generally significant in a potash mine since salt dissolves in water; an inflow can lead to anything from increased costs at best to closure of the mine at worst (e.g. see Prugger and Prugger, 1991).

Over the past 48 years of mining at Cory there have been numerous small brine inflows into underground workings. Analysis of water chemistry and stable isotope composition shows that all brines into the Cory mine are from a connate pocket of ancient, saturated brine trapped in the Prairie Evaporite and / or the Dawson Bay Formations. Younger, fresher brines from higher geological formation have never been observed at Cory. Even so, each new inflow is treated with concern and appropriately investigated, and all active inflow sites are monitored as long as areas of interest can be accessed. However, the seepages have generally proven to be no more than a minor nuisance to underground operations. Flow rates in the mine vary from place to place and with time, but rates are rarely higher than 500 litres / minute (≈ 135 US gallons per minute). At present inflows are being monitored at 7 underground sites at Cory. The highest flow rate observed is 100 litres / minute at a single site, two sites report flows between 40 – 80 litres / minute, and the flow rate each of the remaining four sites is less than 10 litres / minute.

To date there has been no ingress of subsurface brines of any significance at Cory. At present the total flow into Cory mine workings from all sites is estimated at 250 – 300 litres / minute. Brine from these inflows is collected underground, then pumped up to surface for disposal in the Tailings Management Area. Total inflows into the existing shafts is estimated at 50 litres / minute (13 US gallons / minute).

17.0	RECOVERY METHODS

At Cory, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1968. Products include soluble, granular and standard grade potash used for agricultural applications, and high grade white soluble potash and chicklets used for industrial applications.

Both flotation methods and crystallization methods are used to concentrate potash ore into finished potash products at the Cory mill. A simplified process flow diagram is shown in Figure 23. Raw potash ore is processed on surface, and concentrated finished potash products product (near-pure KCl) are sold and shipped to markets in North America and offshore.

Figure 23: Simplified flow diagram for potash flotation and crystallization milling methods used at Rocanville.

Over the past three years, production of finished potash products at Cory was:

2014: 1.183 million tonnes finished potash products at 60.56% K2O (average grade)

2015: 1.508 million tonnes finished potash products at 60.45% K2O (average grade)

2016: 1.241 million tonnes finished potash products at 60.68% K2O (average grade)

Over the past decade actual mill recovery rates have been between 66.4% and 75.6%, averaging 72.0% (see Figure 24). Mill recoveries at Cory are lower than at other PotashCorp plants because crystallization methods are used during processing much more than at other sites. In November, 2016 the Company announced that Cory would revert to a pure crystallization plant by the summer of 2017, further curtailing production. Once these changes are implemented, only high grade specialized white potash products will be produced at Cory.

Given the long-term and recent history of potash geology and actual mill recovery at Cory, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all PotashCorp minesites and at PotashCorp research facilities. At Cory, tests to fine tune basic potash milling and concentration operations are carried out on an ongoing basis.

Figure 24: Cory mill recovery rate over the past 10 years.

18.0	PROJECT INFRASTRUCTURE

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Cory. See also Section 5.0.

The Cory mine is served by a number of villages within 50 kilometres of the minesite. The nearest city is Saskatoon (7 km distant).

The Cory mine surface facilities are accessed by existing paved roads and highways that are part of the Saskatchewan Provincial Highway System. All potash product is shipped by rail over existing track.

At present, high-voltage power capacity at the Cory Division is 52 MVA. The ten year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Cory operation requires a sustained fresh water supply for the milling process which is provided by a water-line from the South Saskatchewan River (approximately 10 km distant). This water supply provides a sustainable source of process water for Cory milling operations without having any impact on other users of water in the area.

19.0	MARKET STUDIES AND CONTRACTS

Potash from PotashCorp mines (including Cory) has been sold on a continuous basis since mining began in 1968. At present, PotashCorp products are sold in more than 50 countries, to three types of end-use:

1.	Fertilizer, focused on balanced plant nutrition (nitrogen, phosphate, potash)

2.	Feed Supplements, focused on animal nutrition (mainly phosphate)

3.	Industrial, focused on products for high-grade food, technical and other applications (nitrogen, phosphate, as phosphoric acid, potash)

PotashCorp owns and operates five potash mines in Saskatchewan and owns one potash mine in New Brunswick, Canada. Our potash mine in New Brunswick is currently in care-and-maintenance mode. Over the past three years (2014, 2015 and 2016) PotashCorp had potash sales of 26.760 million tonnes. Historical potash sales data for the past 10 years are plotted in Figures 25 and 26.

Potash is mainly used for fertilizer, which typically makes up approximately 90 percent of the company’s annual potash sales volumes. By helping plants develop strong root systems and retain water, it enhances yields and promotes greater resistance to disease and insects. Because it improves the taste and nutritional value of food, potash is often called the “quality nutrient.” Industrial applications of potash include use in soaps, water softeners, de-icers, drilling muds and food products.

Potash fertilizer is sold primarily as solid granular and standard products. Granular product has a larger and more uniformly shaped particle than standard product and can be easily blended with solid nitrogen and phosphate fertilizers. It is typically used in more advanced agricultural markets such as the US and Brazil.

Major potash-consuming countries in Asia and Latin America have little or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, which ensures a globally diversified marketplace.

The most significant exporters are producers with mines in the large producing regions of Canada, the Middle East and the former Soviet Union, which all have relatively small domestic requirements.

World consumption of potash fertilizer has grown over the last decade, with the primary growth regions being developing markets in Asia and Latin America. These are countries with expanding crop production requirements, where potash has historically been under-applied and crop yields lag behind those of the developed world. Although temporary pauses can occur in certain countries, the underlying fundamentals of food demand that encourage increased potash application are expected to continue the growth trends in key importing countries.

Figure 25: PotashCorp potash sales, 2007 to 2016 in million tonnes / year (from PotashCorp Online Financial Reports).

Figure 26: PotashCorp potash net sales, 2007 to 2016 in million US$ / year (from PotashCorp Online Financial Reports).

Figure 27: World potash production and demand for 2015 (from PotashCorp Online Reports).

Potash is used on many agricultural commodities. Wheat, rice, corn, oilseed and sugar crops consume over half of the potash used worldwide. Fruits and vegetables are also important users of potash fertilizers, accounting for about 17 percent of the total consumption. The remainder goes to other consumer and industrial crops such as oil palm, rubber, cotton, coffee and cocoa. This diversity means that global potash demand is not tied to the market fundamentals for any single crop or growing region.

Table 3: Primary Potash Market Profile

Country/Region	Growth Rate*	Key Consuming Crops
China	4.1%	Vegetables, rice, fruits, corn
India	0.1%	Rice, wheat, vegetables, sugar crops
Other Asia	4.6%	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	4.2%	Soybeans, sugar crops, corn
North America	0.2%	Corn, soybeans

*10-year CAGR for consumption (2006-2016E)

Historically, the major consuming regions of Brazil, China, India and other Asian countries have accounted for approximately two-thirds of total potash consumption. We believe that potash-deficient soils in these major offshore markets provide the opportunity for significant long-term growth in consumption.

Potash shipments have fallen below the long-term trend line since the global economic downturn in 2009 as distributors and farmers acted with more caution and aversion to holding inventories, in addition to the decline in India’s demand due to changes in potash subsidies. However, potash markets have rebounded and remained relatively steady in last three years supported by strong customer engagement and positive potash sector fundamentals. We believe supportive agriculture fundamentals and the need to address declining soil fertility levels will enable strong demand growth in the years ahead.

Figure 28: World potash shipments and consumption, 2004 to 2016 (from PotashCorp Online Reports).

Canpotex Limited (Canpotex), the offshore marketing company owned by the three Saskatchewan potash producers, handles all sales, marketing and distribution of Saskatchewan potash, including Rocanville, to customers outside of the US and Canada.

In North America, PotashCorp sells potash to retailers, cooperatives and distributors, who provide storage and application services to farmers, the end-users. Typically, our North American potash sales are larger in the first half of the year. The primary customers for potash fertilizer products for our Cory operation are retailers, dealers, cooperatives, distributors and other fertilizer producers who have both distribution and application capabilities.

PotashCorp’s market research group provides management with market information on a regular basis including global agriculture and fertilizer markets, demand and supply in fertilizer markets and general economic conditions that may impact fertilizer sales. These may include specific market studies and analyses on different topics as may be required. This information is reviewed on a regular basis and the author of this report takes this information into account in understanding the markets and the assumptions within this report.

Plans and arrangements for potash mining, mineral processing, product transportation, and product sales are established by PotashCorp and are within industry norms.

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The tailings management strategy at all PotashCorp Saskatchewan potash mines, including Cory, is one of sequestering solid mine tailings in an engineered and provincially licenced Tailings Management Area (TMA) near the surface plant-site. The Cory TMA currently covers an area of approximately 416 hectares (1027 acres) of land owned by PotashCorp. Solid potash mine tailings typically consist of 85 – 95 % rock-salt (NaCl) and 5 – 15 % insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall has been constructed on the north-west, west and south sides of the Cory TMA, in the areas where near-surface aquifers could be impacted by mine waters; near-surface geology to the east and north-east of the TMA limits the possibility of brine migration into these areas. The slurry-wall provides secondary containment of any saline mine waters, stopping these brines from reaching surrounding near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding subsurface aquifers. In addition, clear salt-brine (i.e.- no silt, clay-slimes, or other waste) is borehole-injected into deep subsurface aquifers (the Cambrian Winnipeg Sands, at approximately 1500 – 1700 m below surface, marked in Figure 13). The groundwater in these extensive deep aquifers is naturally saline. Emissions to air (mostly salt-dust and potash-dust) are kept below regulatory limits through various modern air-pollution abatement systems (eg.- dust-collection systems built into mill processes). This same procedure is followed at all PotashCorp Saskatchewan mine sites.

The Cory operation requires a sustained fresh water supply for the milling process which is provided by a water-line from the South Saskatchewan River (approximately 10 km distant). This water supply provides a sustainable source of process water for Cory milling operations without having any impact on other users of water in the area.

In Saskatchewan, all potash tailings management activities are carried out under an “Approval to Operate” granted by the Saskatchewan Ministry of Environment (MOE), the provincial regulator. The Cory mine is in compliance with all regulations stipulated by the Environmental Protection Branch of Saskatchewan MOE. The current Cory Approval to Operate has been granted to July 1, 2021, the renewal date. The expansions of the Cory mine announced in May, 2007 and July, 2008 required an Environmental Impact Statement (EIS) and approval of the Minister of Environment. This work and study was carried out, and Ministerial Approval for PotashCorp’s Cory potash mine expansion was granted in October, 2009.

In terms of long-term decommissioning, environmental regulations of the Province of Saskatchewan require that all operating potash mines in Saskatchewan create a Long-term Decommissioning and Reclamation Plan that will result in no impact to soil or vegetation outside the TMA, and removal of all surface facilities within the TMA once mine operations are complete. PotashCorp has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan for Cory was submitted to Environmental Protection, Saskatchewan Environment technical staff in June, 2016. Because the current expected mine life for Cory is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning at present. Instead, decommissioning plans are reviewed every five years, and updated to accommodate new ideas, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. For Cory, the next decommissioning and reclamation plan is anticipated for 2021.

In addition to the Long-term Decommissioning Plan, Provincial Regulations require that every potash producing company in Saskatchewan set up an Environmental Financial Assurance Fund, which is to be held in trust for the purpose of the decommissioning, restoration and rehabilitation of the plant site after mining is complete. The Minister of the Environment for Saskatchewan approved the increase of the previously established CDN$3 million trust fund to CDN$25 million to be funded by the Company in equal annual payments from 2014 through 2021. As at December 31, 2016, the total balance in PotashCorp’s Environmental Financial Assurance Fund was CDN$12 million. This fund is for all mines operated by PotashCorp in the province of Saskatchewan (i.e. Cory, Patience Lake, Allan, Lanigan and Rocanville).

21.0	CAPITAL AND OPERATING COSTS

The Cory mine has been in operation since 1968; in the years immediately preceding this, major capital investment was made to bring this mine into production. Since then, capital expenditures were made on a regular and ongoing basis to sustain production, and to expand production from time to time.

A major refurbishment and expansion of the Cory mine was completed in 2012, increasing nameplate capacity to 3.0 million tonnes of finished potash products per year. This work involved enhancement of hoists and shaft conveyances, major expansions of both mine and mill, improvements to loadout facilities, and some infrastructure improvements. Total capital expenditure for this expansion work was C$ 1.65 billion. All construction was carried out without significant disruption to existing potash production from the site.

In December 2013, operational changes were announced that reduced the operational capability of the Cory facility to 1.4 million tonnes per year. This was in response to market conditions and to optimize the Company’s lowest cost operations. In November, 2016 the Company announced that Cory operational capability would be further reduced to 0.8 million tonnes of finished potash products per year by mid-2017. Once these changes are implemented, only white potash products will be produced at Cory.

22.0	ECONOMIC ANALYSIS

22.1	FUNDAMENTALS

The Company conducts ongoing and detailed economic analyses on each of its operations and on all aspects of its business. While PotashCorp considers its operating costs and results on a per mine basis to be competitively sensitive and confidential information, we are confident that the economic analysis conducted routinely for each of our operating potash mines is complete, reasonable and meets industry standards.

On a cash flow basis, our potash segment generated USD $6,198 million in net sales over the past three years (2014, 2015 and 2016) based on sales volume of 26.763 million tonnes of finished potash products. The annual average realized potash price for manufactured products (includes North American and offshore sales) over the past 10 years is plotted in Figure 29.

Over the past three years (2014, 2015 and 2016) the Cory mine produced 3.933 million tonnes of finished potash products, accounting for 14.9% of total potash production at PotashCorp over this time period. Cory is currently making a positive contribution to the Company’s potash segment.

Given our previous history (including 48 years of mining at the Cory operation), recent market conditions and our extensive reserve base, the economic analysis for Cory has met PotashCorp’s internal hurdle rates.

Figure 29: Historic annual average realized potash price in US$ / tonne (from PotashCorp Online Reports).

22.2    TAXES

Royalties are paid to the Province of Saskatchewan, which holds approximately half of the mineral rights in the Cory Crown Subsurface Mineral Lease. Royalties from non-Crown lands are paid to various free-holders of mineral rights in Saskatchewan. The royalty rate is governed by The Subsurface Mineral Regulations, 1960. The actual amount paid is dependent on selling price, production tonnes and mineral grade.

Municipal taxes are paid based on site property values.

Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, PotashCorp is also subject to a resource surcharge that is a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan).

In addition to this, PotashCorp pays federal and provincial income taxes based on corporate profits from all of its operations in Canada.

23.0	ADJACENT PROPERTIES

The PotashCorp Cory Potash Lease KL 103B is adjacent the following Potash Mining Leases and

Potash Exploration Permits (Figure 30):

-	Agrium Potash Lease KL 114 and KL 204 (Vanscoy)
-	BHP Billiton Ltd. Potash Lease KL 208 and Potash Exploration Permits KP 305 and KP 312 (both pending lease)
-	Canada United Potash Ltd. Potash Exploration Permit KP-456 (pending lease)

For up-to-date information on Crown Potash Leases and Exploration Permits, see the Geological Atlas of Saskatchewan (2009), which is available online at the Government of Saskatchewan website.

Agrium Inc. (Agrium) operates a mine with extensive underground workings within Potash Lease areas KLSA 114 and KL 204, which are immediately adjacent to Cory Lease area KL 103. PotashCorp and Agrium have negotiated a safety buffer between the two companies’ lease areas, where it is agreed that no mining will occur. This buffer ensures that mine workings in one company’s lease area will not impact workings of the other company.

Saskatoon
Cory Crown Lease KL 103B
POTASH DISPOSITIONS (JAN 1, 2017)
AGRIUM PRODUCTS INC. 100%
BHP BILLITON CANADA INC. 100%
CANADA UNITED POTASH LTD. 100%
POTASH CORPORATION OF SASKATCHEWAN INC. 100%
0 2.5 5 10 15 20 Kilometres

Figure 30: Saskatchewan Potash Properties adjacent to PotashCorp Cory.

24.0	OTHER RELEVANT DATA AND INFORMATION

Not applicable.

25.0	INTERPRETATION AND CONCLUSIONS

PotashCorp has a long history of successful potash mining at Cory, where potash has been produced for the past 48 years. We believe that the experience gained mining and milling potash for this length of time has produced a reliable body of information about potash mineralization, mining and milling at Cory.

In a Saskatchewan potash mine that has been producing for many decades, reduction of mine life through increased production is counter-balanced by development mining into new mineral land parcels, which increases mine life through increasing the potash reserve.

For Cory, mine life can be estimated by dividing total Reserves (Proven + Probable) of 252 million tonnes by the average annual mining rate (million tonnes of ore hoisted per year). For Cory, the mining rate is defined as equal to the actual three-year running average (consecutive, most recent years): the average mining rate over 2016, 2015 and 2014 at Cory was 4.57 million tonnes of potash ore mined and hoisted per year.

If this mining rate is sustained and if Reserves remain unchanged, then the Cory mine life would be 55 years.

This estimate of mine life is likely to change as mining advances further into new mining blocks, and / or if mining rates change.

26.0	RECOMMENDATIONS

Not applicable for a potash mine that has been in operation since 1968.

27.0	REFERENCES

Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects (2011). Retrieve this and related documents from many websites (e.g. CIM: http://web.cim.org/standards/documents/Block484_Doc111.pdf).

CIM Standing Committee on Reserve Definitions (2010). CIM Definition Standards – For Mineral Resources and Mineral Reserves. Retrieve these and related documents from many websites (e.g. Committee for Mineral Reserves International Reporting Standards, http://www.crirsco.com/national.asp).

Fuzesy, Anne (1982). Potash in Saskatchewan (44p). Saskatchewan Industry and Resources Report 181.

Gebhardt, E. (1993). Mine planning and design integration, CIM Bulletin, May, 1993, pp. 41 – 49.

Government of Saskatchewan. Geological Atlas of Saskatchewan. Available online at http://www.economy.gov.sk.ca/geological_atlas.

Government of Saskatchewan. The Subsurface Mineral Regulations, 1960. Available online at http://www.publications.gov.sk.ca/details.cfm?p=1552.

Government of Saskatchewan. The Subsurface Mineral Tenure Regulations, 2015. Available online at http://www.publications.gov.sk.ca/details.cfm?p=72797.

Jones, P. R. and F. F. Prugger (1982). Underground mining in Saskatchewan potash. Mining Engineering, 34, pp. 1677 – 1683.

McEachern, R. (2008) – Director, PotashCorp Technical Services, Research and Development. Personal communication on density of insoluble minerals which occur in Saskatchewan potash rocks.

PotashCorp Online Financial Review Annual Report (2016)

http://www.PotashCorp.com/investors/financial_reporting/annual/.

PotashCorp Online Summary Annual Report (2016) http://www.PotashCorp.com/investors/financial_reporting/securities_filings/.

Prugger, F. F. and A. F. Prugger (1991). Water problems in Saskatchewan potash mining – what can be learned from them? Bulletin of the Canadian Institute of Mining and Metallurgy (CIM Bulletin), Vol. 84, No. 945, pp. 58 – 66.

Robertson, David S. and Associates (1976). Summary Report on Evaluation of Potash Assets for

Potash Corporation of Saskatchewan. Unpublished consultant’s report to Potash Corporation of Saskatchewan Inc.

WebMineral Mineralogy, Mineral Data and Mineral Properties Database (2016). http://webmineral.com